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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                                      Under

                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                PMC-SIERRA, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

            3.75% CONVERTIBLE SUBORDINATED NOTES DUE AUGUST 15, 2006
                         (Title of Class of Securities)

                           69344F AB 2 and 69344F AA 4
                      (CUSIP Number of Class of Securities)

                                  Alan F. Krock
                           Vice President, Finance and
                             Chief Financial Officer
                                PMC-Sierra, Inc.
                               3975 Freedom Circle
                          Santa Clara, California 95054
                                 (408) 239-8000
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                                   Neil Wolff
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                               Palo Alto, CA 94304
                                 (650) 493-9300

                        CALCULATION OF REGISTRATION FEE*
 ======================================= =======================================
      TRANSACTION VALUATION                       AMOUNT OF FILING FEE
 --------------------------------------- ---------------------------------------
        $150,000,000                                   $12,135
 ======================================= =======================================

 * Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 3.75% Convertible Subordinated Notes due August 15, 2006 the ("Notes") assuming that $ 150 million aggregate principal amount of outstanding Notes are purchased at a price of $1,000 per $1,000 principal amount.

 [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: Not applicable.      Filing party: Not applicable.
      Form or Registration No.: Not applicable.    Date filed: Not applicable.

 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]    third-party tender offer subject to Rule 14d-1.
      [X]    issuer tender offer subject to Rule 13e-4.
      [ ]    going-private transaction subject to Rule 13e-3.
      [ ]    amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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


                                  TENDER OFFER

         This Issuer Tender Offer Statement on Schedule TO (the "Statement") is being filed with the United States Securities and Exchange Commission (the "Commission") by PMC-Sierra, Inc., a Delaware corporation ("PMC-Sierra"), in connection with PMC-Sierra's offer to purchase for cash, on the terms and subject to the conditions set forth in the attached Offer to Purchase, dated December 3, 2003 (the "Offer to Purchase"), and Letter of Transmittal (the "Letter of Transmittal"), up to $150 million aggregate principal amount of PMC-Sierra's outstanding 3.75% Convertible Subordinated Notes due August 15,
2006 (the "Notes"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, hereto. Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is hereby incorporated by reference in the answers to items of this Statement.

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is PMC-Sierra, Inc., a Delaware corporation, and the address and telephone number of its principal executive offices are 3975 Freedom Circle, Santa Clara, California 95054, (408) 239-8000.

         (b) The securities that are subject to this offer are the 3.75% Convertible Subordinated Notes due August 15, 2006 of PMC-Sierra. The CUSIP numbers are 69344F AB 2 and 69344F AA 4. As of December 3, 2003, there was $175.0 million aggregate principal amount of Notes outstanding. As of December 3, 2003, the Notes were convertible into shares of our common stock at a conversion rate of 23.566 shares per $1,000 principal amount.

         (c) PMC-Sierra's common stock is listed on the Nasdaq National Market under the symbol "PMCS." On December 1, 2003, the closing price of PMC-Sierra's common stock, as reported on the Nasdaq National Market, was $21.07 per share. The Notes are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. There is no established trading market for the Notes and trading in the Notes has been limited and sporadic. The information set forth in the section of the Offer to Purchase captioned "Trading Market for the Notes" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth under Item 2(a) above is incorporated herein by reference. PMC-Sierra is both the filing person and the subject company.

         The following persons are directors and/or executive officers and/or controlling persons of PMC-Sierra:

Robert Bailey               President, Chief Executive Officer and Director
Gregory Aasen               Chief Operating Officer
Alan Krock                  Vice President, Finance and Chief Financial Officer
Haresh Patel                Vice President of Worldwide Sales


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Steffen Perna               Vice President and General Manager
Thomas Riordan              Vice President and General Manager
Tom Sun                     Vice President, Asia-Pacific Operations
James Diller                Director
Rick Belluzzo               Director
Alexandre Balkanski         Director
Frank Marshall              Director
Lewis Wilks                 Director
William Kurtz               Director

         The address of each director and/or executive officer and/or controlling person listed above is c/o PMC-Sierra, Inc., 3975 Freedom Circle, Santa Clara, California 95054, and each such person's telephone number is (408) 239-8000.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a)(1)(i) - (iii), (v) - (x), (xii) The information set forth in the sections of the Offer to Purchase captioned "Summary Term Sheet," "Purpose of the Offer," "Source and Amount of Funds," "Terms of the Offer--General," "Terms of the Offer--Procedure for Tendering Notes," "Terms of the Offer--Pro Rata Acceptance," "Terms of the Offer--Withdrawal of Tendered Notes," "Terms of the Offer--Conditions to the Offer," "Terms of the Offer--Extension, Waiver, Amendment and Termination," "Significant Considerations" and "United States Federal Income Tax Consequences" is incorporated herein by reference.

         (a)(1)(iv), (xi) Not applicable.

         (a)(2) Not applicable.

         (b) None of the subject securities is to be purchased from any officer, director, or affiliate of PMC-Sierra.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) The Notes are governed by an Indenture, dated as of August 6, 2001, between PMC-Sierra and U.S. Bank National Association, successor to State Street Bank and Trust Company of California, N.A, as Trustee. From time to time subsequent to their issuance, PMC-Sierra has repurchased Notes in open market transactions.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in the Offer to Purchase in the sections captioned "Purpose of the Offer" is incorporated herein by reference.

         (b) The information set forth in the Offer to Purchase in the sections captioned "Purpose of the Offer" is incorporated herein by reference.

         (c)(1) None.

         (c)(2) None.


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


         (c)(3) The information set forth in the Offer to Purchase in the sections captioned "Purpose of the Offer," "Capitalization," and "Significant Considerations" is incorporated herein by reference.

         (c)(4) None.

         (c)(5) None.

         (c)(6) None.

         (c)(7) None.

         (c)(8) None.

         (c)(9) None.

         (c)(10) None.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Purchase in the sections captioned "Source and Amount of Funds" and "Capitalization" is incorporated herein by reference.

         (b) Not Applicable.

         (d) Not Applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) None.

         (b) None.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) The information set forth in the Offer to Purchase in the section captioned "Dealer Manager, Depositary and Information Agent; Fees and Expenses" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

         (a) Not Applicable.

         (b) Not Applicable.

ITEM 11.  ADDITIONAL INFORMATION.

         Agreements, Regulatory Requirements and Legal Proceedings.

         (a) (1) None.

         (a) (2) None.


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         (a) (3) None.

         (a) (4) None.

         (a) (5) None.

         Other Material Information.

         (b) The information set forth in the Offer to Purchase and the Letter of Transmittal dated as of December 3, 2003, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference.


ITEM 12.  EXHIBITS.

       Exhibit
       Number                              Description
----------------------    ------------------------------------------------------
     (a)(1)(i)             Offer to Purchase, dated December 3, 2003.

     (a)(1)(ii)            Letter of Transmittal, dated December 3, 2003.

     (a)(1)(iii)           Letter to Clients, dated December 3, 2003.

     (a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated December 3, 2003.

     (a)(1)(v)             Instructions to Form W-9.

     (a)(2)                Press Release Regarding Offer, dated December 3,
                           2003.

     (d)(1) Indenture, dated as of August 6, 2001, between PMC-Sierra, Inc. and U.S. Bank National Association, as successor to State Street Bank and Trust Company of California, N.A, as Trustee (previously filed as
                           Exhibit 4.1 to the PMC Sierra, Inc. Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on September 26, 2001 (Registration No. 333-70248), and incorporated herein by reference).

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ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a) Not applicable.


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

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                             PMC-SIERRA, INC.

                             By:  /s/ Alan Krock
                             ---------------------------------------------------
                             Alan Krock
                             Vice President, Finance and Chief Financial Officer

Date: December 3, 2003


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



                                  EXHIBIT INDEX


         Exhibit
         Number                            Description
----------------------    ------------------------------------------------------

     (a)(1)(i)             Offer to Purchase, dated December 3, 2003.

     (a)(1)(ii)            Letter of Transmittal, dated December 3, 2003.

     (a)(1)(iii)           Letter to Clients, dated December 3, 2003.

     (a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated December 3, 2003.

     (a)(1)(v)             Instructions to Form W-9.

     (a)(2)                Press Release Regarding Offer, dated December 3,
                           2003.

     (d)(1) Indenture, dated as of August 6, 2001, between PMC-Sierra, Inc. and U.S. Bank National Association, as successor to State Street Bank and Trust Company of California, N.A, as Trustee (previously filed as
                           Exhibit 4.1 to the PMC Sierra, Inc. Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on September 26, 2001 (Registration No. 333-70248), and incorporated herein by reference).


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